Exhibit 12.1

NIKE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended February 28,	Year Ended May 31,
	2013	2012	2011	2010	2009	2008
Net income	$1,768	$2,223	$2,133	$1,907	$1,487	$1,883
Income taxes	602	760	711	610	470	620

Income before income taxes	2,370	2,983	2,844	2,517	1,957	2,503

Add fixed charges
Interest expense(1)	15	32	34	36	40	41
Interest component of leases(2)	35	50	45	42	40	34

Total fixed charges	50	82	79	78	80	75

Earnings before income taxes and fixed charges(3)	$2,420	$3,065	$2,923	$2,595	$2,037	$2,578

Ratio of earnings to total fixed charges(4)	48.4	37.4	37.0	33.3	25.5	34.4

(1)	Interest expense includes interest both expensed and capitalized.
(2)	Interest component of leases includes one-tenth of rental expense, which approximates the interest component of operating leases.
(3)	Earnings before income taxes and fixed charges is exclusive of capitalized interest.
(4)	The ratio of earnings to fixed charges for the nine months ended February 28, 2013 exclude the results of operations for Umbro and Cole Haan, which were presented as discontinued operations. The ratio of earnings to fixed charges for the years ended May 31, 2012, 2011, 2010, 2009 and 2008 have not been restated to reflect discontinued operations due to the immateriality of Umbro and Cole Haan relative to our consolidated financial statements for those periods.